

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 29, 2007

<u>via U.S. mail and facsimile</u>

Michael Caliel, Chief Executive Officer
Integrated Electrical Services, Inc.
1800 West Loop South, Suite 500
Houston, Texas 77027-3233

> **RE:** **Integrated Electrical Services, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 21, 2006**
> **File No. 001-13783**

Dear Mr. Caliel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief